The TJX Companies, Inc. (TJX)
Shareholder Proposal No. 9:
Report on Pay Gaps Based on Race, Gender, or Ethnicity

Dear TJX Companies shareholders,

Zevin Asset Management, LLC, a registered investment advisor seeks your support1 for Proposal No. 9 on The TJX Companies, Inc. (“TJX” or “the Company”) 2017 proxy ballot.

The proposal makes the following request:

Resolved: Shareholders request that TJX prepare a report (at a reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information) on the Company’s policies and goals to identify and reduce inequities in compensation due to gender, race, or ethnicity within its workforce. Gender-, race-, or ethnicity- based inequities are defined as the difference, expressed as a percentage, between the earnings of each demographic group.

Supporting Statement: A report adequate for investors to assess strategy and performance would include: (1) an aggregated, anonymized chart of EEO-1 data identifying employees according to gender and race in the major EEOC-defined job categories, listed numbers or percentages in each category; (2) the percentage pay gap between groups (using a similar chart or square matrix); (3) discussion of policies addressing any gaps and quantitative reduction targets; and (4) the methodology used to identify pay inequities, omitting proprietary information.

Summary: Implementing Proposal No. 9 would supply important disclosure not currently provided by TJX and take a proactive step toward closing pay gaps that may exist between workers of different genders, races, or ethnicities. In the process, TJX would reduce risks, promote inclusion, and demonstrate a sound approach to an issue of concern in the retail sector. Research suggests that companies like TJX may benefit from boosting diversity in this way and from improving management of human capital.

We believe shareholders should vote FOR Proposal No. 9 for the following reasons:

1. Pay equity is a significant issue.

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The U.S. Bureau of Labor Statistics (BLS) reports women who work full time earn an average of 79 cents for every dollar men earn.[2] Forecasts indicate that, at the current rate of change, women will not reach pay parity until 2059.

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According to the Economic Policy Institute, average hourly wages for black men are 78 percent of those of similarly situated white men. Wages for black women are 66 percent of those of comparable white men and 88 percent of those received by white women.[3]

1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and Zevin Asset Management, LLC will not accept proxies if sent. Zevin Asset Management, LLC urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Zevin Asset Management, LLC.
2 http://www.catalyst.org/knowledge/womens-earnings-and-income
3 http://www.epi.org/publication/black-white-wage-gaps-expand-with-rising-wage-inequality/

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Zevin Asset Management, LLC
 Shareholder Proposal No. 7 at CVS (2017)

•
Regulatory risk exists as the Paycheck Fairness Act, pending in Congress, would improve firm-level transparency and strengthen penalties for equal pay violations. California and Massachusetts have passed some of the strongest equal pay legislation to date. In 2016, the U.S. Equal Employment Opportunity Commission (EEOC) adopted rules that would require companies to report pay data intersecting with sex, race, and ethnicity.[4] And in the U.K., all companies with more than 250 employees will be required to publish gender pay gap data by 2018.[5]

2) Pay equity issues are especially important in the retail sector.

Low pay affects virtually all front-line retail workers. A 2015 report by Demos stated:

Nine percent of all retail workers live below the official poverty line, a higher share than among the workforce as a whole. Another 19 percent live near poverty, with household earnings between 100 and 200 percent of the poverty threshold… Together, that means more than one in 4 retail workers are poor or living on the edge of hardship.6

And the notion that retail employees are primarily young, free of dependents, and only temporarily working for such low wages appears to be false.7

Disparate wages, promotion opportunities, and workplace policies make matters worse for women and people of color employed in the retail sector. The gender pay gap is even larger in the retail industry than in the overall economy: the typical female retail worker is paid just 72 cents for every dollar paid to a male.8 As Demos reported in 2014, this is reinforced by the fact that “[b]arriers to advancement for women mean that female employees are more likely to be trapped in lower-paid positions at the bottom of the industry.” Moreover,

…women still assume the majority of family caregiving responsibilities, meaning that it is disproportionately female retail employees who must juggle care for children, ill family members, and elderly parents with the rigid, unpredictable, and unstable work schedules (often with insufficient hours) that prevail for hourly workers in the retail industry.9

On average, black and Latino full-time retail salespersons in the U.S. earn just 75 percent of the wages of comparable white workers. As with women, this results in part from the fact that “people of color are overrepresented in the positions with the lowest pay and the least stability and underrepresented in management positions.” 10

For example, black workers are 11 percent of the U.S. retail workforce, but they hold just 6 percent of management roles — the retail jobs which typically offer higher pay, full-time hours, and more stable schedules that benefit families. Similarly, Latinos hold just 8 percent of retail management jobs while making up 16 percent of the overall retail workforce. Black and Latino retail workers are also more likely than white workers to work part time when they want full-time hours — making it harder to contribute to family budgets and more likely that they will be subject to disruptive just-in-time scheduling practices.11

4 https://www.eeoc.gov/eeoc/newsroom/release/1-29-16.cfm
5 http://www.theguardian.com/society/2016/feb/12/gender-pay-gap-reporting-big-firms-start-2018
6 http://www.demos.org/publication/retail-race-divide-how-retail-industry-perpetuating-racial-inequality-21st-century, internal citation omitted.
7 Ibid. According to Demos, “[a]bout half of all retail workers contribute at least 50 percent of their household’s income with their retail paycheck.”
8 www.demos.org/publication/retails-choice-how-raising-wages-and-improving-schedules-women-retail-industry-would-ben
9 Ibid.
10 http://www.demos.org/publication/retail-race-divide-how-retail-industry-perpetuating-racial-inequality-21st-century
11 Ibid.

Zevin Asset Management, LLC
 Shareholder Proposal No. 7 at CVS (2017)

3) TJX’s reporting on the serious issues raised above is inadequate.

The current state of TJX’s disclosure on diversity and inclusion does not address potential pay gaps based on gender, race, or ethnicity. In its Statement of Opposition to this proposal, TJX states that it “strive[s] to provide compensation that is both competitive in the market and equitable across our diverse workforce” and it conducts “general periodic compensation reviews.”12 However, the Company does not provide data on potential gender-, race-, or ethnicity-based pay gaps in its workforce. Nor does TJX discuss any quantitative goals for reducing gaps as requested in the proposal.

Furthermore, TJX’s workforce diversity disclosure lacks detail, creating questions for investors:

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TJX reports that 77 percent of its global workforce is female, and 66 percent of its global “managerial team” is female. [13] These figures aggregate TJX’s U.S. business with its Canada, Europe, and Australia operations. While most of the Company’s employees are located in the U.S., TJX’s international business is substantial, accounting for about one-quarter of its stores. Investors are concerned that such aggregate figures may not give the most informative account of the state of gender diversity in TJX’s U.S. operations.

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TJX reports that people of color account for 55 percent of the Company’s U.S. workforce, but only 32 percent of its U.S. managers.[14] That disclosure is not detailed enough to determine how typically under-represented groups, such as black people and Latinos, are represented in the overall workforce and, importantly, in management.[15] TJX does not say which groups are included in its “people of color” category. Investors can only speculate about the status of black people and Latinos in management and about accompanying pay gaps that may exist.

Inadequate disclosure may indicate inadequate attention to key risks and opportunities around equity, diversity, and inclusion. This is certainly borne out in the lack of gender and racial diversity among TJX’s executive leadership, a matter rightly highlighted in Proposal No. 7 on the Company’s 2017 proxy ballot.

4) Inattention to pay equity issues could place TJX at a disadvantage and harm shareholder value.

Inadequate attention to gender-, race-, and ethnicity-based pay gaps may hurt TJX’s ability to cultivate and retain qualified, diverse employees. By contrast, many companies are taking a more open approach to pay equity. Gap Inc. released data showing wage parity between male and female workers in 2014. Amazon, Apple, eBay, and Expedia have committed to report on gender pay gaps. Intel and Microsoft have published pay gap data covering gender and race/ethnicity.16

TJX could suffer reputational damage if it does not act more decisively to disclose and deal with potential pay gaps. This could result in lost business and harm shareholder value. In 2013, Macy’s and Kroger lost business due to boycotts protesting their lobbying against a gender pay equity bill in Texas.17

12 2017 proxy statement, p. 66, https://www.sec.gov/Archives/edgar/data/109198/000119312517142785/d233676ddef14a.htm.
13 Ibid; 2016 CSR report, p. 16, http://www.tjx.com/files/pdf/TJX2016_CSR_online.pdf.
14 2016 CSR report, p. 16, http://www.tjx.com/files/pdf/TJX2016_CSR_online.pdf.
15 http://www.demos.org/publication/retail-race-divide-how-retail-industry-perpetuating-racial-inequality-21st-century. According to a Demos review of U.S. Department of Labor data, white workers and workers of Asian descent are often well represented in management and executive roles in the retail sector.
16 https://www.bostonglobe.com/business/2016/05/20/she-pressing-top-companies-pay-equity/tA0XUQep7QCRGj6NTG82pL/story.html; http://www.intel.com/content/www/us/en/diversity/diversity-2015-annual-progress-report.html
17  http://www.huffingtonpost.com/2013/08/07/kroger-macys-boycott_n_3721553.html

Zevin Asset Management, LLC
 Shareholder Proposal No. 7 at CVS (2017)

Inaction could put TJX at odds with a substantial body of research indicating that diversity supports innovation and performance. Catalyst and McKinsey research indicates that men and women think, lead, and solve problems differently, and diverse approaches lead to more innovation and financial strength.18 A recent McKinsey Global Institute article stated: “The business case for the advancement and promotion of women is compelling. Companies with more women in top management and board positions better reflect the profiles of their customers and employees and benefit from more diverse views.”19

Further research suggesting that diversity is correlated with strong financial performance supports action on potential pay gaps at TJX. A 2014 McKinsey study found a striking correlation between financial performance and both gender and racial diversity:

…companies in the top quartile of gender diversity were 15 percent more likely to have financial returns that were above their national industry median. Companies in the top quartile of racial/ethnic diversity were 30 percent more likely to have financial returns above their national industry median. 20

In the same study, companies ranked in the bottom quartile for gender and racial/ethnic diversity were “statistically less likely to achieve above-average financial returns.” This is confirmed by a 2009 Catalyst study that found that “a racially diverse workforce was positively associated with more customers, increased sales revenue, greater relative profits, and greater market share” and gender diversity was “positively associated with increased sales revenue, more customers, and greater relative profits.”21

McKinsey has tied the case for diversity to “competitive advantage”:

…diverse companies are better able to win top talent and improve their customer orientation, employee satisfaction, and decision making, leading to a virtuous cycle of increasing returns. That in turn suggests that diversity beyond gender and ethnicity/race (such as diversity in age and sexual orientation) as well diversity of experience (such as a global mindset and cultural fluency) are also likely to bring some level of competitive advantage for firms that are able to attract and retain such diverse talent.22

Implementing this proposal would help TJX protect its reputation and keep pace with other large and prominent U.S. companies. In addition, there is reason to believe that TJX stands to gain from a more proactive approach to diversity and inclusion.

5) Attention to gender-, race-, and ethnicity-based pay gaps would reinforce TJX’s human capital.

Inadequate attention to gender-, race-, or ethnicity-based pay gaps may also suggest potential problems related to human capital management. Human capital is the sum total of skills, talent, and productivity that workers bring to and develop within a company. A company’s ability to manage and maintain human capital affects its ability to deliver long-term, sustainable value and should thus be a key focus. Inattention to employees, their rights, working conditions, skills, morale, and level of engagement (collectively understood as the state of human capital) can create roadblocks for both existing operations as well as efforts by a company to expand to new markets. Conversely, companies that manage human capital effectively may benefit from greater efficiency and a competitive advantage in attracting and retaining highly-talented individuals, which leads to increased revenues and reduced costs.23

18 http://www.catalyst.org/system/files/why_diversity_matters_catalyst_0.pdf; http://www.mckinsey.com/global-themes/employment-and-growth/how-advancing-womens-equality-can-add-12-trillion-to-global-growth
19 http://www.mckinsey.com/business-functions/organization/our-insights/promoting-gender-parity-in-the-global-workplace
20 https://web.duke.edu/equity/toolkit/documents/DiversityMatters.pdf
21 http://www.catalyst.org/system/files/why_diversity_matters_catalyst_0.pdf; http://asr.sagepub.com/content/74/2/208.short
22 https://web.duke.edu/equity/toolkit/documents/DiversityMatters.pdf
23 For example, Sysco Corporation’s Human Capital investment analyses revealed that “operating units with highly satisfied employees have higher revenues, lower costs, greater employee retention, and superior customer loyalty.” See Davenport, Harris, and Shapiro, “Competing on Talent Analytics,” Harvard Business Review, 10 October 2010 at 4. https://www.growthresourcesinc.com/pub/res/pdf/HBR_Competing-on-Talent-Analytics_Oct-2010.pdf. Similarly, Google Inc.’s efforts to pinpoint the most effective Human Capital management practices revealed that, in the words of Google’s Senior VP of People Operations, “there are three reasons [Google employees] stay: the mission, the quality of the people, and the chance to build the skill set of a better leader or entrepreneur.” See Ibid. at 5.

Zevin Asset Management, LLC
 Shareholder Proposal No. 7 at CVS (2017)

Effective human capital management lays a foundation for enduring shareholder value. This is especially important in labor-intensive sectors such as retail.24 Front-line workers are the face of our Company; the quality and efficiency of TJX’s retail business depends on those workers’ morale, engagement, and sense of shared mission. Therefore, potential pay gaps that may affect those workers warrant further scrutiny.

The report requested by this proposal would provide investors with essential context to understand whether TJX is paying enough attention to such potential gaps, overall diversity and inclusion, and the state of the Company’s precious human capital. Indeed, in the McKinsey Global Institute article cited above, paying attention to potential pay gaps is offered as a tool for companies to realize the benefits of greater diversity:

“Best practices for achieving greater gender equality in the workplace include setting targets for the recruitment and retention of women and initiating affirmative searches to achieve these targets, tracking and eliminating gender pay gaps, and adjusting how jobs are structured and remunerated to enhance flexibility.”25 [Emphasis added]

Therefore, shareholders are urged to vote FOR Proposal No. 9 following the instructions provided on the Company’s proxy mailing.

For questions regarding TJX Companies Proposal No. 9 regarding Pay Gaps Based on Race, Gender, or Ethnicity, please contact Pat Miguel Tomaino, Zevin Asset Management, 617.742.6666, pat@zevin.com.

24 See, e.g., Ton, Zeynep. “Why ‘Good Jobs’ Are Good for Retailers,” Harvard Business Review Magazine, January-February 2012. http://hbr.org/2012/01/why-good-jobs-are-good-for-retailers/ar/1; Ex: Investment in human capital was a key factor in allowing Costco to outperform Wal-Mart, even while paying an average of $17/hour instead of $10/hour to employees in similar positions. (https://hbr.org/2012/01/why-good-jobs-are-good-for-retailers; https://hbr.org/2006/12/the-high-cost-of-low-wages)
25 http://www.mckinsey.com/insights/organization/promoting_gender_parity_in_the_global_workplace